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          FORM 4                      U.S. SECURITIES AND EXCHANGE COMMISSION            ----------------------------
---------------------------                   Washington, D.C. 20549                             OMB APPROVAL
[_]  Check this box                                                                      ----------------------------
     if no longer subject           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP         OMB Number:        3235-0287
     to Section 16. Form 4                                                               Expires: December 31, 2001
     or Form 5 obligations                                                               Estimated average burden
     may continue. See       Filed pursuant to Section 16(a) of the Securities Exchange  hours per response.......0.5
     Instruction 1(b).        Act of 1934, Section 17(a) of the Public Utility Holding   ----------------------------
                                    Company Act of 1935 or Section 30(f) of the
                                          Investment Company Act of 1940

                    (Print or Type Responses)
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1.   Name and Address of Reporting Person*

Perlmutter                           Isaac

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    (Last)                          (First)                         (Middle)

P.O. Box 1028
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                                    (Street)

Lake Worth,                         Florida                          33460
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    (City)                          (State)                          (Zip)

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2.   Issuer Name and Ticker or Trading Symbol

     Marvel Enterprises, Inc. (MVL)
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3.   IRS or Social Security Number of Reporting Person (voluntary)


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4.   Statement for Month/Year

     January 2002
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person(s) to Issuer
     Month/Year

     [x]  Director                             [x]  10% Owner

     [x]  Officer (give title below)           [_]  Other (specify below)

          Vice Chairman
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7.   Individual or Joint/Group Filing (Check Applicable Line)

     [x]  Form filed by Reporting Person

     [_]  Form filed by More than One Reporting Person
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

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  Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1.                                    2.        3.          4.                                    5.            6.        7.
Title of Security                     Trans-    Trans-      Securities Acquired (A)               Amount of     Owner-    Nature of
(Instr. 3)                            action    action      or Disposed of (D)                    Securities    ship      Indirect
                                      Date      Code        (Instr. 3, 4 and 5)                   Beneficially  Secur-    Beneficial
                                                Instr. 8)                                         Owned at End  ities     Owner-
                                      (Month/               ___________________________________   of Month      Form:     ship
                                      Day/                                                                      Direct    (Instr. 4)
                                      Year)                                 (A)or                 (Instr. 3     (D) or
                                                Code  V          Amount     (D)        Price      and 4)        Indirect
                                                                                                                (I)
                                                                                                                (Instr.4)
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

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                                                                                                                             (Owner)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person,
see Instruction 4(b)(v).                                         SEC 1474 (4-96)



FORM 4 (continued)            Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)
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1.                  2.       3.       4.       5.            6.            7.                     8.       9.        10.     11.
Title of            Conver-  Trans-   Trans-   Number of     Date Exer-    Title and Amount       Price    Number    Owner-  Nature
Derivative          sion     action   action   Derivative    cisable and   of Underlying          of       of        ship    of
Security            or       Date     Code     Securities    Expiration    Securities             Deriv-   deriv-    Form    In-
(Instr. 3)          Exer-             (Instr.  Acquired (A)  Date          (Instr. 3 and 4)       ative    ative     of      direct
                    cise     (Month/  8)       or Disposed   (Month/Day/                          Secur-   Secur-    Deriv-  Bene-
                    Price    Year)             of(D)         Year)                                ity      ities     ative   ficial
                    of                         (Instr. 3,                                         (Instr.  Bene-     Secur-  Owner-
                    Deriv-                     4 and 5)                                           5)       ficially  ity:    ship
                    ative                                    -----------------------------------           Owned     Direct  (Instr.
                    Secur-                                                                                 at End    (D) or  4)
                    ity                                                                 Amount             of        In-
                                                             Date     Expi-             or                 Month     direct
                                      ---------------------  Exer-    ra-               Number             (Instr.   (I)
                                                             cis-     tion              of                 4)        (Instr.
                                      Code  V  (A)      (D)  able     Date     Title    Shares                       4)
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
Stock                        1/31/02                         1/31/02           Common
Options             $3.30      (1)    J    V   3,950,000       (2)    11/30/07 Stock    3,950,000          3,950,000   D
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                             1/31/02                                           Common                      5,000,000
Warrants            $3.11      (1)    J    V   5,000,000     1/31/02  11/30/06 Stock    5,000,000             (3)      D
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

Explanation of Responses:

(1) The Stock Options and Warrants were granted on November 30, 2001 subject to approval of the Company's stockholders, which occurred on January 31, 2002.
(2) The Stock Options are immediately exercisable, but the shares of Common Stock issuable on exercise of the Stock Options are "restricted shares," subject to repurchase by the Company at the exercise price paid by Mr. Perlmutter and non-transferable. These restrictions lapse in one-third increments on the fourth, fifth and sixth anniversaries of the grant date.
(3) The number of shares of Common Stock for which the Warrants are exercisable is up to 5,000,000 shares, with the specific number calculated by reference to Mr. Perlmutter's actual exposure pursuant to his guaranty of certain of the Company's obligations.




  /s/ Isaac Perlmutter                                   February 6, 2002
-----------------------------                            -----------------------
**Signature of Reporting Person                          Date

** Intentional misstatements of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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                                                                 SEC 1474 (4-96)